Exhibit 8.2

September 22, 2017

Tax Opinion of Dutton, Harris & Company, CPAs, PLLC

Board of Directors:
Matrix Merger Sub, Inc.
Matrix Oil Management Corporation
Matrix Oil Company, Inc.,
And Partners in:
Matrix Investment Partners, LP
Matrix Permian Investments, LP
Matrix Pipeline, LP
Matrix Las Cienagas, LP

Ladies and Gentleman:

You have requested the opinion (the “Opinion”) of Dutton, Harris & Company, CPAs, PLLC (the “Firm”) as to whether the contemplated merger of Matrix Merger Subs, Inc., Matrix Oil Management  Corporation, Matrix Oil Company, Inc, Matrix Investment Partners, LP, Matrix Permian Investments, LP, Matrix Pipeline, LP, and Matrix Las Cienagas, LP (the “Matrix Companies”), all California entities except Matrix Permian Investments, LP which is a Texas Limited Partnership, with and into Royale Energy, Inc, a California Corporation, Royale Energy Holdings, Inc, a Delaware Corporation, and Royale Merger Sub, Inc, a California Corporation (all referred to as “Royale”), with “Royale” surviving the Merger (the “Merger”), pursuant to the Amended and Restated Agreement and Plan of Merger dated December 31, 2016, (the “Agreement”) would constitute a “Tax Free” Transaction under Section 351.

For ease of review, we have arranged this letter as follows:

•	Paragraph I of this letter contains the facts supporting this Opinion;

•	Paragraph II contains the representations upon which we relied in issuing this Opinion;

•	Paragraph III of this Letter states the issues subject to this Opinion;

•	Paragraph IV states the opinion;

•	Paragraph V contains the Applicable law and the analysis;

•	Paragraph VI contains Qualifications of, and limitations on, the Opinion.

I.	Facts

A.	Background

1.	“Royale” is a publicly traded (OTC) oil and gas exploration and production company currently operating in California and Texas.

2.	“Matrix” is a privately-held oil and gas exploration and Production company currently operating in California, Texas, and Colorado.

B.	The Merger

Contingent upon shareholder approval, pursuant to the Agreement, Matrix Merger Subs, Inc. will merge with and into Royale. Matrix will cease to exist and Royale will continue as the surviving corporation. Royale will acquire substantially all of Matrix in exchange for 50% of the common stock of Royale, the assumption of Matrix’s senior secured debt of approximately $12.4 million, and the issuance of approximately $20.1 million of a newly created Series B Convertible Preferred Stock to Matrix’s shareholders.

C.	Business Purpose

The Merger is intended to create a high-growth California focused operating company with an executive team experienced in raising accretive capital and acquiring, operating, and developing successful oil and gas projects.

II.	REPRESENTATIONS

For purposes of the Opinions set forth below, we have read and relied upon the Agreement, including all schedules and exhibits attached thereto and factual representations from officers of both Royale and Matrix provided in connection with the Merger as follows:

A.	Royale

1.
The facts, representations and covenants related to the contemplated Merger and related transactions that are set forth in the Agreement, to the extent that such facts, representations, and covenants relate to Royale are true and correct in all material aspects. The Merger will be consummated in compliance with the material terms of the agreement.

2.	The fair market value of the Royale stock and other consideration received by each Matrix shareholder will be approximately equal to the fair market value of the Matrix stock surrendered in merger.

3.	The Merger will be undertaken for good and valid business purposes including expansion of the oil and gas exploration and production.

4.
Neither Royale, nor any entity “related” to Royale (as determined under the rules of Sections 1. 368-l(e)(3), (4), and (5), has acquired in contemplation of the Merger or will acquire in contemplation of the Merger Matrix stock.

5.	Following the Merger, Royale will continue the historic business of Matrix or use a significant portion of Matrix’s historic business assets in a business.

6.
At the time of the Merger, the fair market value of the assets of Matrix transferred to Royale will equal or exceed the sum of the liabilities assumed by Royale, plus the liabilities, if any, to which Matrix’s assets are subject.

7.
Royale will report the Merger on its U.S. federal income tax return in a manner consistent with the treatment of the Merger as a reorganization within the meaning of Section 351 and will comply with all reporting obligations with respect to the Merger as set forth in the Code and Treasury Regulations promulgated thereunder.

8.	The Merger will be effectuated in accordance with California law and Delaware law, to the extent applicable in each state.

9.	The liabilities of Matrix assumed by Royale and the liabilities to which the transferred assets of Matrix are subject were incurred in the ordinary course of its Business.

10.	No two parties to the transaction are investment companies as defined in Section 368(a)(2)(E)(iii) and (iv).

Matrix

11.
The facts, representations and covenants relating to the contemplated Merger and related transactions that are set forth in the Agreement, to the extent that such facts, representations and covenants relate to Matrix, are true and correct in all material respects. The Merger will be consummated in Compliance with the material terms of the Agreement.

12.
The fair market value of the Royale stock and other consideration received by each Matrix shareholder will be approximately equal to the fair market value of the Matrix stock surrendered in the Merger.

13.	The Merger will be undertaken for good and valid Business purposes including the expansion of the oil and gas exploration and production activities.

14.	At the time of the Merger, the fair market value of the assets of Matrix transferred to Royale will equal or exceed the sum of the liabilities assumed by Royale in the Merger, plus the liabilities if any, to which Matrix’s assets are subject.

15.	The Merger will be effectuated in accordance with California law and Delaware law, to the extent applicable in each state.

16.
Matrix will report the Merger on its U.S. federal income tax return in a manner consistent with the treatment of the Merger as a reorganization within the meaning of Section 351 and will comply with all reporting obligations with respect to the Merger as set forth in the Code and the Treasury Regulations promulgated thereunder.

17.	No two parties to the transaction are investment companies as defined in Section 368(a)(2)(e)(iii) and (iv).

III.	ISSUES

1.	Whether the shareholders of Matrix would recognize gain or loss in the Merger.

IV.	OPINION

Based upon our review and subject to:  (1) the facts as set forth in paragraph I above, (2) representations as set forth in paragraph II above, (3) the qualifications to, and limitations on, the validity and effectiveness of the Opinion expressed in paragraph VI below, the Firm has the following Opinion:

1.	The Matrix Merger will qualify as a “reorganization” within the meaning of Sec. 368(a) of the Code and as a transaction qualifying for non-recognition of gain and loss under Section 351 of the Code.
2.	The Matrix shareholders will not recognize any gain related to Royale common stock or Royale Series B Convertible Preferred Stock received in exchange for their shares of Matrix Stock.

3.	The tax basis of the Royale stock received by each Matrix shareholder will equal the tax basis of such stockholder’s Matrix stock surrendered in the Merger; and

4.
The holding period of the Royale stock received by the Matrix shareholders will include the holding period during which the Matrix stock was held at the time of the Merger, provided that such stock was held as a capital asset in the hands of the Matrix shareholder on the date of the Merger under Section 1223(1).

5.
Nevertheless, as a result of the debt issued by the Matrix LPs Revenue Ruling 84‑11, 1984-2 C.B 88, provides that certain provisions of the Code which address the assignment or assumption of the debt of a partnership would come into play to treat the transaction as if cash were distributed to the limited partners. Section 752(d) of the Code provides that in the case of a sale or exchange of an interest in a partnership, liabilities shall be treated in the same manner as liabilities in connection with the sale or exchange of property not associated with partnerships.

Section 358(d) of the Code provides that where a taxpayer transfer’s property to a new corporation, and the transferee corporation assumes the liability, the transferor is treated as having received money on the exchange in the amount of debt relieved.

Section 351(b) provides that where the transferor receives cash, as described above, in the addition to stock of the new corporation, gain shall be recognized but not in excess of the cash received, and any loss shall not be recognized. If the fair market value of the stock of Royale and cash received by a limited partner exceeds the tax basis such limited partner had in its limited partnership interests, then gain shall be recognized, but not in excess of the amount of his or her allocable share of cash received (debt transferred). Assuming the property would qualify as a capital asset or as Section 1231 property, the gain should be long term capital gain if the owner held the partnership interest for 12 months or more except for any gain recaptured as ordinary income under Section 1254 of the Code such as recapture of previously deducted “intangible dripping costs.” The tax basis of the Royale stock received by a limited partner will equal the tax basis of the limited partnership interests exchanged, less the allocable portion of the Matrix LP’s debt assumed by Royale, plus any gain recognized. Under Section 1223(1) of the Code, the holding period of the Royale stock received by the former partners include the respective partner’s holding period for the partnership interest transferred, except that the holding period for the Royale stock received in exchange for Section 751 assets of the Matrix LPs that are neither capital assets nor Section 1231 assets begins on the day following the date of exchange.

V.	LAW AND ANALYSIS

A.	Non Recognition of Gain or Loss

1.	Section 351

No gain or loss is recognized if property is transferred to a corporation by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control (as defined by Section 368(c) of the corporation.

The Matrix shareholders will be transferring the assets of Matrix to Matrix Merger Sub in return for stock of Matrix Merger Sub and, immediately after the transfer will own control of Matrix Merger Sub. Therefore, the transfer of the assets to Matrix Merger Sub in return for its stock will not result in recognition of gain or loss.

2.	Section 354

Section 354(a)(1) provides that no gain or loss is recognized if stock in a corporation which is a party to a reorganization is, in pursuance to the plan of reorganization, exchanged solely for stock in such corporation or in another corporation which is a party to the reorganization. Section 368(b)

defines the term “a party to a reorganization” to include a corporation resulting from a reorganization or both corporations, in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another. Thus, Matrix shareholders will recognize no gain or loss on the exchange of their Matrix stock for the stock of Royale.

3.	Section 361

Section 361(a) provides that no gain or loss will be recognized to a transferor corporation which is a party to a reorganization on any exchange pursuant to the plan or reorganization solely for stock or securities in another corporation which is a party to the reorganization. Therefore, Matrix will not recognize gain or loss upon the transfer of its assets to Royale in exchange for the stock of Royale.

4.	Section 358

Section 358(a)(i) provides that in the case of an exchange to which Section 354 applies, the basis of the property permitted to be received without the recognition of gain or loss is the same as that if the property exchanged. Thus the basis of the Royale stock to be received by the shareholders of Matrix will be, in each instance, the same as the basis of their stock surrendered in the exchange.

5.	Section 1223

Section 1223(1) states that in determining the period for which a taxpayer has held property received in an exchange, the period for which the taxpayer held the property exchanged is included if the property has, for the purpose of determining gain or loss from a sale or exchange, the same basis in whole or in part in the taxpayer’s hands the property exchanged, and the property exchanged constitutes a capital asset at the time of the exchange.

Section 1223(2) provides that in determining a taxpayers holding period for property, there is included the period for which such property was held by another person, if such property has, for the purpose of determining gain or loss from a sale or exchange, the same basis in whole or in part on the taxpayer’s hands as it had in the hands of another person.

Therefore, the holding period of the Royale stock to be received by the shareholders of Matrix stock in the transaction will include, in each instance, the period during which the Matrix stock surrendered in the exchange, is held as a capital asset on the date of the surrender.

VI.	CAVEATS AND LIMITATIONS

The Opinion of the Firm expressed in paragraph III above is subject to the following qualifications to, and limitations on, its validity and effectiveness:

1.
This Opinion is limited to the tax issues specifically addressed in the Opinion. Additional issues exist that could affect the tax treatment of the transaction or matter that is subject of this Opinion and the Opinion does not consider or provide a conclusion with respect to any additional issues.

2.
The conclusions reached in this Opinion represent and are based upon the Firm’s best judgement regarding the application of the U.S. federal income tax laws arising under the Internal Revenue Code, judicial decisions, administrative regulations, published rulings and other tax authorities existing as of the date of this Opinion. This Opinion is not binding upon the Internal Revenue Service or the courts and there is no guarantee that the Internal Revenue Service will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated herein.

3.
The Opinion set forth in paragraph III above is based upon the Internal Revenue Code and its legislative history, Treasury Regulations, judicial decisions, and current administrative rulings and practices of the IRS, all as in effect on the date of this Opinion letter. These authorities may be amended or revoked at any time. Any changes may or may not be retroactive with respect to the transactions entered into or contemplated prior to the date thereof and could cause the Opinion to be or become incorrect, in whole or in part, with respect to the U.S. federal income tax consequences described herein. The Firm has assumed that all court cases have been properly litigated. There is and can be no assurance that such legislative, judicial, or administrative changes will not occur in the future. The Firm assumes no obligation to update or modify this Opinion letter to reflect any developments that may impact the Opinion from and after the date of the Opinion letter.

4.
This Opinion does not address any federal tax consequences of the transactions set forth herein, or transactions related or proximate to such transactions, except as set forth herein. This Opinion does not address any state, local, foreign, or other tax consequences that may result from any of the transactions. This Opinion is addressed solely to Matrix and may not be relied upon by any other party to this transaction or any other transaction without our prior written consent.

5.
This Opinion is based upon the representations, documents, facts, and assumptions that have been included or referenced herein and the assumptions that such information is accurate, true, and authentic. This Opinion does not address any transactions other than those described herein. This Opinion does address any transactions whatsoever if all the transactions described herein are not consummated as described herein without waiver or breach of any material provision thereof or if the assumptions set forth herein are not true and accurate at all relevant times. In the event any one of the facts or assumptions is incorrect, in whole or in part, the conclusions reached in this Opinion might be adversely affected.

Very Truly Yours,

/s/ Dutton, Harris & Company

Dutton, Harris & Company, CPAs, PLLC